

July 21, 2020

Daniel Murdock
Executive VP, Chief Accounting Officer & Controller
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

> **Re: Comcast Corporation**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed January 30, 2020**
> **Form 10-Q for the Quarter Ended March 31, 2020**
> **Filed April 30, 2020**
> **File No. 001-32871**

Dear Mr. Murdock:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2020

Guarantee Structure, page 32

1. We note that you have chosen to voluntarily comply with the amendments contained in SEC Release No. 33-10762, "Financial Disclosures about Guarantors and Issuers of Guaranteed Securities and Affiliates Whose Securities Collateralize a Registrant's Securities," in advance of the effective date of the amendments. Please tell us how you considered the requirement to disclose summarized financial information of each issuer and guarantor of each guaranteed security as specified in Rule 13-01(a)(4) of Regulation S-X. Additionally, revise your disclosure of the Guarantors' notes payable to and receivables from other Comcast subsidiaries as of March 31, 2020 to also disclose such amounts as of December 31, 2019 as required by Rule 13-01(a)(4)(v), and clarify whether those amounts, or any other amounts disclosed pursuant to Rule 13-01(a)(4), represent current or non-current assets and liabilities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology